                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Telenetics Corporation
           --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)


                                    87943P408
           --------------------------------------------------------
                                 (CUSIP Number)


                           Michael Armani, President
                             Telenetics Corporation
                                2511 Arctic Ocean
                              Lake Forest, CA 92630
                                 (949) 455-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 14, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 87943P408                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harvey Bibicoff

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  Not Applicable
     of a Group*                               (b)  /X/


-------------------------------------------------------------------------------
 (3) SEC Use Only ___________________


-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                      703,478
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                  Not Applicable
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  703,478
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  Not Applicable
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     703,478
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     7.27%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         Common Stock
         Telenetics Corporation, 25111 Arctic Ocean, Lake Forest,  CA  92630


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name:                                 Harvey Bibicoff

         (b) Business address:                     1990 Westwood Blvd., #310
                                                   Los Angeles, CA  90025

         (c) Present principal occupation:         President & CEO,
                                                    Bibicoff & Associates, Inc.;
                                                    corporate marketing and
                                                    strategic planning

         (d) Not Applicable

         (e) Not applicable

         (f) Citizenship:  USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Except for 100,000 shares that were acquired by the reporting person for services rendered to the issuer pursuant to a Consulting Agreement dated October 20, 1998 (the "Consulting Agreement") between the reporting person and the issuer, all shares of the issuer's common stock were purchased by the reporting person utilizing his checking account and personal funds.


ITEM 4.  PURPOSE OF TRANSACTION

         The sole purpose for the reporting person's acquisition of the shares of the issuers common stock was for investment. The reporting person has no present plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a)-(j) of this item of
         Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Number of shares of common stock:  703,478*
             Percentage of class of securities:  7.27%

         (b) Sole power to vote:  703,478
             Shared power to vote:  Not Applicable
             Sole power to dispose:  703,478
             Shared power to dispose:  Not Applicable

--------------

* Includes 71,429 shares of the issuer's Series B Convertible Preferred stock convertible into the issuer's common stock on a share-for-share basis; stock purchase warrants presently exercisable for the purchase of 71,429 shares of the issuer's common stock at $1.875 per share; warrants for the purchase of 120,000 shares of the issuer's common stock at $1.00 per share; and options presently exercisable for the purchase of 80,000 shares of the issuer's common stock at $0.25 per share.


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                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER (Continued)

         (c) The reporting person has not had any transactions in the issuer's common stock, except as described herein. The transactions described herein occurred over a period from October 12, 1998 through May 28, 1999 and consist of 100,000 shares of common stock issued to the reporting person for services rendered pursuant to the Consulting Agreement; 160,000 shares of common stock purchased by the reporting person at $0.25 per share upon his exercise of stock options granted to the reporting person pursuant to the Consulting Agreement; options for the purchase of 80,000 shares of the issuer's common stock at $0.25 per share which are presently exercisable; warrants to purchase 120,000 shares of common stock of the issuer exercisable at $1.00 per share acquired in an exempt issuer offering; 71,429 shares of Series B Convertible Preferred stock purchased in an exempt issuer offering for cash consideration of $133,929 convertible into common stock on a share-for-share basis, and warrants for the purchase of 71,429 shares of common stock exercisable at a price of $1.875 per share; and the remaining shares of common stock of the issuer purchased in open market transaction at various prices.

         (d) Not Applicable

         (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Consulting Agreement with the issuer, which was for a term of twelve months commencing October 15, 1998, the reporting person was issued (after giving effect to the issuer's 1-for-5 reverse stock split of its common stock) 100,000 shares of the issuer's common stock for services rendered and options for the purchase of 240,000 shares of common stock at $0.25 per share. In addition, the Consulting Agreement provided that if the reporting person was successful in directly introducing the issuer to a source of capital, the reporting person would receive a finder's fee of 3 (three) percent of any amount issued if there is another finder to be compensated or five (five) percent if there is not other finder.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following agreement is filed as an exhibit to this Schedule 13D;

         (1)  None
         (2)  None
         (3)  Consulting Agreement


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 7, 1999
                                       ----------------------------------------
                                       (Date)

                                       /s/ HARVEY BIBICOFF
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)